Condensed Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the three months ended January 31, 2018 and 2017

(Expressed in United States Dollars)

MICROMEM TECHNOLOGIES INC.

Condensed Consolidated Interim Financial Statements of
For the three months ended January 31, 2018

(Expressed in United States Dollars)

Notice of No Auditors Review of Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three months ended January 31, 2018 which have been prepared by and are the responsibility of the Company’s management.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

TABLE OF CONTENTS

1.	Reporting Entity and Nature of Business

2.	Going Concern

3.	Basis of Presentation

4.	Continuity of Significant Accounting Policies and Reporting Procedures

5.	Deposits and Other Receivables

6.	Development Costs

7.	Patents

8.	Share Capital, Stock Options and Loss per Share

9.	Bridge Loans

10.	Income Taxes

11.	Expenses

12.	Management Compensation and Related Party Transactions

13.	Commitments

14.	Contingencies

15.	Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	January 31,	October 31,
	2018	2017
Assets
Current assets:
Cash	$66,505	$9,189
Deposits and other receivables (Note 5)	39,836	466,170
	106,341	475,359

Property and equipment, net	8,968	9,822
Patents, net (Note 7)	451,454	431,462
	$566,763	$916,643

Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$1,017,188	$1,361,998
Bridge loans (Note 9)	2,708,894	2,489,017
Derivative liability (Note 9)	2,223,174	489,734
	$5,949,256	$4,340,749
Shareholders' Deficiency
Share capital: (Note 8) Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 232,312,288 common shares (2017: 228,562,711) (Note 8)	$80,528,788	$80,198,194
Equity component of bridge loans (note 9)	64,760	62,050
Contributed surplus	27,360,676	27,360,676
Deficit	(113,336,717)	(111,045,026)
	(5,382,493)	(3,424,106)

	$566,763	$916,643

Going Concern (Note 2)
Commitments (Note 13)
Contingencies (Note 14)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"Alex Dey" (Signed)
Alex Dey, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

For the three months ended January 31,

	2018	2017

Costs and expenses :
Administration (Note 11)	$133,927	$74,489
Professional, other fees and salaries (Note 11)	204,346	411,208
Stock based compensation (Note 8)	-	442,206
Development costs (Note 6)	2,367	91,458
Travel and entertainment	22,053	29,098
Amortization of property and equipment	853	1,064
Amortization of patents (Note 7)	38,979	29,405
Foreign exchange loss (gain)	80,422	5,503
Loss from operations	(482,947)	(1,084,431)

Other (income) expense
Interest expense (Note 9)	108,651	159,641
Accretion expense (Note 9)	345,170	140,912
(Gain) loss on revaluation of derivatives liability (Note 9)	1,419,676	1,046,968
(Gain) loss on extinguishment of debt (Note 9)	(64,753)	-

Net loss before income taxes	(2,291,691)	(2,431,952)

Income taxes (Note 10)	-	-

Net loss and comprehensive loss	$(2,291,691)	$(2,431,952)

Loss per share - basic and diluted (Note 8)	$(0.01)	$(0.01)

Weighted average number of shares (Note 8)	229,201,276	204,551,866

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the three months ended January 31,

	2018	2017
Cash flows from operating activities:
Net loss	$(2,291,691)	$(2,431,952)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents intangible assets	38,979	29,405
Amortization of property and equipment	853	1,064
Accretion expense	345,170	140,912
(Gain) loss on extinguishment of bridge loans	(64,753)	-
(Gain) on revaluation of derivative liabilities	1,419,676	1,046,968
Stock based compensation	-	442,206
(Increase) decrease in deposits and other receivables	426,334	(8,724)
(Increase) decrease in accounts payable and accrued liabilities	(270,518)	(211,760)
Net cash used in operating activities	(395,950)	(991,881)

Cash flows from investing activities:
Purchase of property and equipment	-	(3,807)
Patents	(58,971)	(15,216)
Net cash used in investing activities	(58,971)	(19,023)

Cash flows from financing activities:
Issue of common shares	210,027	56,513
Bridge loans advances	523,219	663,769
Bridge loan repayments	(317,970)	(77,405)
Bridge loan interest accrued	108,651	159,641
Advance from from related party repaid	(11,690)	-
Net cash provided by financing activities	512,237	802,518

Increase (decrease) in cash	57,316	(208,386)

Cash, beginning of Year	9,189	288,128

Cash, end of Year	$66,505	$79,742

Supplemental cash flow information:
Interest paid (classified in operating activities)	76,560	77,405
Shares issued on settlement of accounts payable	-	5978

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Condensed Consolidated Statements of Changes in Shareholders' Equity (Deficit)
(Expressed in United States dollars)

	Number of shares	Share capital	Contributed	Equity component	Deficit	Total
	Shares		surplus	of Bridge loan

Balance at November 30, 2016	204,388,569	75,855,139	26,918,470	23,075	(106,698,826)	(3,902,142)

Private placements of shares for cash (Note 8)	283,333	56,513	-	-	-	56,513
Common shares issued against payable	26,667	5,978	-	-	-	5,978
Stock based compensation	-	-	442,206	-	-	442,206
Fair value value of derivatives	-	-	(165,988)	-	-	(165,988)
	-	-	-	-	(2,431,952)	(2,431,952)
Balance at January 31, 2017	204,698,569	75,917,630	27,194,688	23,075	(109,130,778)	(5,995,385)

Balance at November 1, 2017	228,562,711	$80,198,194	$27,360,676	$62,050	$(111,045,026)	$(3,424,106)

Private placements of shares for cash (Note 8)	2,372,728	210,027	-	-	-	210,027
Bridge loan converted into common shares	1,376,849	120,567	-	-	-	120,567
Bridge loan renewal	-	-	-	2,710	-	2,710
Net loss and comprehensive loss	-	-	-	-	(2,291,691)	(2,291,691)
Balance at January 31, 2018	232,312,288	$80,528,788	$27,360,676	$64,760	$(113,336,717)	$(5,382,493)

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2018 and 2017

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized magnetic sensor applications for companies (referred to as “development partners”) operating internationally in various industry segments.

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on March 30, 2018.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2018 and 2017

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the three months ended January 31, 2018, the Company reported a net loss and comprehensive loss of $2,291,691 (2017 - $2,431,952) and negative cash flow from operations of $395,590 (2017 - $991,881) measured as net loss reported with non cash expenses added back. The Company’s working capital deficiency as at January 31, 2018 is $3,619,741 excluding consideration of the non-cash derivative liability as reported (as at October 31, 2017 – $3,375,656, as at January 31, 2017: $4,583,257)

The Company’s success depends on the profitable commercialization of its proprietary sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2018; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or to profitably commercialize its technology. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2018 and 2017

3.	BASIS OF PRESENTATION

a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with IFRS and its interpretations adopted by International Accounting Standards Board (“IASB”).

b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss, which are stated at their fair value.

c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s and wholly-owned subsidiaries functional currency.

d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as reported in the audited consolidated financial statements for the year ended October 31, 2017 and unchanged at January 31, 2018. These include estimates and assumptions utilized in determining fair values as required under IFRS, estimates related to the recovery of deferred development costs, capitalization criteria for patents, impairment of long-lived assets, deferred income taxes, functional currency and the assessment of material uncertainties.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2018 and 2017

4.	CONTINUITY OF SIGNIFICANT ACCOUNTING POLICIES AND REPORTING PROCEDURES

a)	Accounting Policies:

These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as set in the audited consolidated financial statements for the year ended October 31, 2017 and should be read in conjunction with the audited consolidated financial statements. There have been no changes in accounting policies or methods of application of accounting policies in the quarter ending January 31, 2018.

b)	Fair Values:

There were no changes in the methods and assumptions used in estimating the fair value of the Company’s financial instruments and no changes to the classification of financial instruments in terms of the levels of financial hierarchy during the quarter ending January 31, 2018 from those disclosed at October 31, 2017.

c)	Capital Management:

There have been no changes to the objectives, policies and procedures that the Company has adopted and implemented with respect to capital management during the quarter ending January 31, 2018 from those disclosed at October 31, 2017.

d)	Financial Risks:

The Company is exposed to and evaluates a variety of financial risks relative to its activities: market risk (including foreign exchange risk and interest rate risk), liquidity risk and credit risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. Based on management’s assessment as of January 31, 2018, the financial risks have not significantly changed since October 31, 2017. The Company continues to closely monitor its working capital position.

e)

New standards and interpretations issued but not yet adopted: The disclosures reported at October 31, 2017 relating to IFRS 15, IFRS 9, IAS7 and IFRS 16 remain valid at January 31, 2018. The Company is currently assessing the impact of these standards which are effective for future reporting periods.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2018 and 2017

5.	DEPOSITS AND OTHER RECEIVABLES

The balance reported as Deposits and Other Receivables consists of:

	January 31,	October 31,
	2018	2017

Accounts receivable	$10,000	$415,857
Prepaid insurance and other	29,836	50,313

	$39,836	$466,170

The allowance for doubtful accounts on deposit and other receivable was $Nil at January 31, 2018 (at October 31, 2017 $Nil).

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2018 and 2017

6.	DEVELOPMENT COSTS

To date, the Company has recovered from its development partners a portion of the costs it has incurred as development costs coincident with meeting milestones as stipulated in development contracts.

The Company wrote-off the capitalized cost of $3,613,118 in the third quarter of the year ended October 31, 2016 to reduce the carrying value of those projects to a value of nil given the uncertainty of realization of these costs. The Company anticipates that it may realize commercial economic benefits from the exploitation of these development projects in the future. Development costs incurred since August 1, 2016 are charged to expense in the period incurred; previously development costs incurred were capitalized. In the 3 months ended January 31, 2018 the Company incurred $2,367 (2017:$291,458) of development costs and recovered $ Nil (2017: $200,000, net of recovery of development costs from its development partners, to report net development expenses of $2,367(2017: $91,458) in the statement of consolidated loss.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2018 and 2017

7.	PATENTS

Cost
At November 1, 2016	$621,181
Additions	161,647
Year ended October 31, 2017	$782,828

At November 1, 2017	$782,828
Additions	58,971
Three months ended January 31, 2018	$841,799

At November 1, 2016	$217,581
Amortization for the year	133,785
Year ended October 31, 2017	$351,366

At November 1, 2017	$351,366
Amortization for the period	38,979
Three months ended January 31, 2018	$390,345
Net book value at October 31, 2017	$431,462
Net book value at January 31, 2018	$451,454

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2018 and 2017

8.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE

	a)	Share Capital

Authorized and outstanding:

The Company has two classes of shares as follows:

i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

ii)	Common shares without par value – an unlimited number authorized.

	Number of	Amount
	Shares	$

Balance at October 31, 2016	204,388,569	$75,855,139

Private placement of common shares for cash	3,873,223	719,403
Common shares issued on settlement of accounts payable	547,643	107,708
Common shares issued on settlement of compensation	132,381	21,909
Treasury shares cancelled	(750,000)	-
Bridge loans converted	20,370,895	2,536,963
Reallocation from derivative liability for loan converted		20,970
Loss on conversion of bridge loan		936,102

Balance at October 31, 2017	228,562,711	$80,198,194

Private placement of common shares for cash	2,372,728	210,027
Bridge loans converted (Note 9(4))	1,376,849	120,567

Balance at January 31, 2018	232,312,288	$80,528,788

The Company completed five $ CDN private placements with arms’ length investors in January 2018 and realized proceeds of $210,027 ($261,000 CDN). It issued 2,372,728 shares with respect to these private placements.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2018 and 2017

8.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

	b)	Stock Options

Stock option plan:

The Company has a fixed stock option plan. Under the Company’s stock option plan (the “Plan”), the Company may grant options for up to 18,840,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution. All stock options vest immediately upon issuance.

A summary of the status of the Company’s fixed stock option plan through January 31, 2018 and changes during the periods is as follows:

		Weighted
		average
		exercise	Proceeds
	Options	price	realized
	(000)	$
Outstanding, November 01, 2016	4,395	0.45
Granted	2,890	0.25
Expired	(690)	(0.35)
Outstanding, October 31, 2017	6,595	0.37
Granted	-	-
Expired	(815)	(0.37)
Outstanding, January 31, 2018	5,780	0.37

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2018 and 2017

8.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

The Company has the following stock options outstanding at January 31, 2018:

				Weighted
				average
				remaining life
Date of issue	# Issued	Strike Price		(in years)	Expiry Date

September 16, 2013	495,000	0.27	CDN	0.6	September 16, 2018
February 10, 2014	350,000	0.85		1.0	February 10, 2019
April 25, 2014	230,000	0.64		1.2	April 25, 2019
June 4, 2015	675,000	0.49		2.3	June 4, 2020
August 20, 2015	940,000	0.46		2.6	August 20, 2020
September 30, 2015	250,000	0.40		2.7	September 30, 2020
December 30, 2016	2,840,000	0.25		3.9	December 30, 2021
	5,780,000

All outstanding options at January 31, 2018 are exercisable. In the period ended January 31, 2018, the Company recorded a total expense of $Nil (2017 - $442,206) with respect to the issuance of options issued during the three months then ended, calculated in accordance with the Black Scholes option-pricing model.

The underlying assumptions in the Black Scholes option-pricing model were as follows:

2017
Share price	$0.22
Volatility factor	102%
Risk free interest rate	0.72%
Expected life	5 years
Dividend yield	0%
Forfeiture rate	0%

b)	Loss Per Share

The calculation of basic and diluted loss per share for the three months ended January 31, 2018 was based on the loss attributable to common shareholders of $2,291,691 (2017 - $2,431,952) divided by the weighted average number of common shares outstanding of 229,201,276 (2017 – 204,551,866).

Diluted loss per share does not include the effect of 5,780,000 stock options outstanding as they are anti-dilutive.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2018 and 2017

9.	BRIDGE LOANS

2017 Bridge Loans:

1)

The bridge loans outstanding at October 31, 2017 and for the year then ended are summarized as below. In addition, there is an unsecured advance provided by the CEO to the Company of $11,690 which is unsecured and outstanding at October 31, 2017. That amount is included in the total debt reported.

	October 31,2017
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Debt obligations	855,297	1,633,720	2,489,017

Equity portion of bridge loans	62,050	-	62,050

Derivative Liability	207,855	281,879	489,734

Interest payable at October 31, 2017	4,034	45,829	49,863

	Year ended October 31, 2017
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Accretion expense	109,895	1,248,206	1,358,101

Interest expense	165,061	501,184	666,245

(Gain)/loss on conversion/ extinguishment of debt	71,059	938,621	1,009,680

(Gain)/loss on revaluation of derivatives	(93,500)	(1,521,322)	(1,614,822)

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2018 and 2017

2)	The Company completed the following bridge loan transactions in the 2017 fiscal year:

(a)

Certain the 2016 bridge loan were extended on several occasions during 2017, ultimately through October 31, 2017 and thereafter. These exclusions were treated, as appropriate, as either modifications or as extinguishment of the loans with the requisite prescribed accounting measurements reflected.

(b)

Six of the 2016 bridge loans were converted, into common shares during 2017. The Company reflected a loss on conversion of the bridge loans as appropriate, with the requisite prescribed accounting measurements reflected.

(c)	The Company secured a total of 15 additional $CDN denominated bridge loans in 2017 and realized gross proceeds of $1,223,524. One these bridge loans was repaid in October 2017.

(d)	The Company secured three additional $USD bridge loans in 2017 and realized gross proceeds of $501,500.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2018 and 2017

2018 Bridge loans

3)	The bridge loans outstanding at January 31, 2018 and for the 3 months then ended are summarized as below:

	January 31,2018
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Debt obligations	1,030,554	1,678,340	2,708,894
Equity portion of bridge loans	64,760	-	64,760
Derivative Liability	427,593	1,795,581	2,223,174
Interest payable at January 31, 2018	21,166	62,727	83,893

	Three months January 31, 2018
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Accretion expense	124,214	220,956	345,170
Interest expense	27,413	81,238	108,651
(Gain)/loss on conversion/ extinguishment of debt	10,800	(75,553)	(64,753)
(Gain)/loss on revaluation of derivatives	144,271	1,275,405	1,419,676

The Company completed the following loan transactions in the quarter ending January 31, 2018:

a.	It secured two bridge loans totaling $238,500 from US investors, each loan with a one year term. These loans have a conversion feature that becomes effective six months after the initiation date.
b.	It secured two bridge loans totaling $310,000 CDN funds, each with six month maturity date and convertible at CDN $0.14; of this total, the CEO of Micromem subscribed for $150,000 CDN funds.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2018 and 2017

c.	It repaid four $CDN bridge loans which had been previously secured in 2017, at the maturity date of each of these loans. The total of the repayment of principal and outstanding interest was $317,970.
d.	It converted the principal amount of two $USD loans totaling $120,567 into common shares and issued 1,376,849 common shares as settlement.
e.	It secured four to six month extensions on seven $CDN denominated bridge loans and three $US denominated bridge loans.

10.	INCOME TAXES

(a)

The Company has non-capital losses of approximately $28 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of January 31, 2018 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2026	1,899,204	-	1,899,204
2027	1,597,082	-	1,597,082
2028	-	55,419	55,419
2029	1,636,797	463,510	2,100,307
2030	2,208,466	1,880,897	4,089,363
2031	1,330,532	18,526	1,349,058
2032	1,474,575	325,793	1,800,368
2033	1,787,330	157,463	1,944,793
2034	2,585,661	679,089	3,264,750
2035	2,922,022	570,901	3,492,923
2036	3,429,163	441,019	3,870,182
2037	2,416,427	238,033	2,654,460
	$23,287,259	$4,830,650	$28,117,909

(b)

In addition the Company has available capital loss carry forwards of approximately $1.3 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2018 and 2017

11.	EXPENSES Administration

The components of general and administration expenses are as follows:

	2018	2017

General and administrative	$71,647	$12,536
Rent and occupancy cost	18,503	18,055
Office insurance	31,404	12,259
Telephone	3,119	3,331
Investor relations, listing and filling fees	9,255	28,308
	$133,927	$74,489

Professional, Other Fees and Salaries

The components of professional, other fees and salaries expenses are as follows:

	2018	2017

Professional fees	$44,724	$30,099
Consulting fees	94,198	241,821
Salaries and benefits	65,424	139,288
	$204,346	$411,208

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2018 and 2017

12.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

(a) Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or companies controlled by such individuals) who serve as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as:

	Q1	Q1
	2018	2017
Cash compensation	$74,840	$263,185
Less portion capitalized
to deferred development costs	-	-
	74,840	263,185

Stock based compensation	-	382,351

	$74,840	$645,536

The compensation reported above remains unpaid.

In three months ended January 31, 2018, these parties were awarded a total of nil options (2017: 1,950,000 options at an exercise price of $0.25 per option).

(b)	The CEO of the Company provided a $150,000 Bridge loan to the Company in December 2017. This loan is included in the bridge loan summary in Note 9.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2018 and 2017

13.	COMMITMENTS

The Company has extended its lease for premises through July 2022. The lease term is for 5 years and stipulates base monthly rental expenses of $4,005 CDN. Lease commitments are as follows – commitments less than one year of $48,060 CDN, years 2-5: $168,210 CDN, thereafter $24,034.

The Company has certain outstanding commitments to 3rd party subcontractors with respect to development projects. These commitments are as follows- commitments less than one year of $760,001; commitments between years 2-5 total of $1,475,334. Included in these amounts are $130,752 reported as accounts payable at January 31, 2018, The balance of these commitments will become obligations as and when this work is commissioned by the Company.

14.	CONTINGENCIES

(a)

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b)

In addition to the above, the Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business. In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2018 and 2017

15.	SUBSEQUENT EVENTS

The Company reports the following subsequent events:

1.	A $US loan in the amount of $80,000 was converted to common shares.

2.	It completed three private placements with arms’ length investors and secured total financing of CDN $45,560 through these private placements.

3.	Two $CDN loans and two $USD loans were extended for a four month period on revised conversion terms.

4.

The Company secured three additional $US loans from two US investor groups. The Company realized net proceeds of $180,000 on these transactions. The loans, in each case, are for a one year term and are not convertible for the initial six months of the term of the loans.

5.	David Sharpless, a director with 18 years of service to the Company, resigned as a director on March 23, 2018.

6.

The Company is currently not further pursuing the Castrol development project and is evaluating new potential markets for the technology that it has developed in the completion of the work that it has performed on the underlying technology.

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